March 5, 2007

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Esq.

Division of Corporate Finance

Re:	Symmetry Holdings Inc.

Registration Statement on Form S-1

File No. 333-135353

Ladies and Gentlemen:

The undersigned, as managing underwriter for the public offering of the common stock of Symmetry Holdings, Inc., a company formed under the laws of the State of Delaware (the “Company”), hereby joins in the Company’s request that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated so that said Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on March 6, 2007 or as soon thereafter as possible, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, we wish to advise you that the preliminary prospectuses dated January 12, 2007 and February 27, 2007 prepared by the Company in connection with the offering referred to above were distributed as follows:

Date of Preliminary Prospectus	Number of Copies	Distributed to
January 12, 2007	7,767	Prospective underwriters, investors, dealers and others
February 27, 2007	3,858	Prospective underwriters, investors, dealers and others

Total: 11,625 copies

Sincerely,

CIBC World Markets

By: /s/ Andrew MacInnes

Name: Andrew MacInnes

Title: Head of U.S. Capital Markets